SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

 (RULE 13e-4)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

 DCB Financial Corp

(Name of Subject Company (Issuer) and Filing Person (Offeror))

 Options to Purchase Common Shares, No Par Value Per Share

(Title of Class of Securities)

233 075 100

(CUSIP Number of Class of Securities (Underlying Common Stock))

J. Daniel Mohr

Executive Vice President & Chief Financial Officer

DCB Financial Corp

110 Riverbend Avenue

Lewis Center, Ohio 43035

(740) 657-7510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Jeremy D. Siegfried, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, Ohio 43215

Telephone: (614) 227-2181

 CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$580,590	$67.46
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 190,104 common shares of DCB Financial Corp that have an aggregate value of $580,590 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the transaction value.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67.46	Filing party: DCB Financial Corp
Form or Registration No.: Schedule TO	Date filed: November 25, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2014 by DCB Financial Corp (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on November 28, 2014 (“Amendment No. 1” and, together with the Original Schedule TO, the “Schedule TO”). The Schedule TO relates to the offer by DCB Financial Corp to exchange certain outstanding stock options for shares of its restricted stock on the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 25, 2014, which was filed as Exhibit (a)(1)(A) to the Schedule TO and may be amended or supplemented in the future (the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

ITEMS 1 THROUGH 9.

The Offer to Exchange is hereby supplemented and amended as follows:

1.	The expiration date of the offer by DCB Financial Corp to exchange certain outstanding stock options for shares of its restricted stock on the terms and subject to the conditions described in the Offer to Exchange is being extended such that it will now expire at 12:00 midnight, Eastern Standard Time, on December 23, 2014, unless we further extend the offer. The Offer to Exchange was previously scheduled to expire at 5:00 p.m., Eastern Standard Time, on December 23, 2014. Therefore, all references to “5:00 p.m., Eastern Standard Time, on December 23, 2014” in the Offer to Exchange are hereby amended to be references to “12:00 midnight, Eastern Standard Time, on December 23, 2014.”

2.	Section 18 (“Forward Looking Statements”) is being amended and restated in its entirety to read as follows:

"18. FORWARD LOOKING STATEMENTS.

Where used in this Offer to Exchange and in our reports filed with the SEC, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar words and expressions, related to the Company or its management, identify forward-looking statements. Such forward-looking statements reflect the current views of the Company and are based on information currently available to the management of the Company and upon current expectations, estimates, and projections about the Company and its industry, management’s belief with respect thereto, and certain assumptions made by management. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

Potential risks and uncertainties include, but are not limited to: (i) significant increases in competitive pressure in the banking and financial services industries; (ii) changes in the interest rate environment which could reduce anticipated or actual margins; (iii) changes in political conditions or the legislative or regulatory environment; (iv) general economic conditions, either nationally or regionally (especially in central Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets; (v) changes occurring in business conditions and inflation; (vi) changes in technology; (vii) changes in monetary and tax policies; (viii) changes in the securities markets; and (ix) other risks and uncertainties detailed from time to time in the filings of the Company with the SEC.

The Company does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as otherwise required by law.”

ITEM 12. EXHIBITS.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

DCB FINANCIAL CORP

By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief Financial Officer

Date: December 3, 2014

2

EXHIBIT INDEX

Exhibit
Number	Description

(a)	(1)(A)* Offer to Exchange Outstanding Stock Options, dated November 25, 2014, including Summary Term Sheet.

(1)(B)* Form of Email Communication to Eligible Option Holders.

(1)(C)* Form of Letter to Eligible Option Holders.

(1)(D)* Form of Election Form.

(1)(E)* Form of Change of Election Form.

(1)(F)* Form of Option Statement of Account.

(1)(G) DCB Financial Corp annual report on Form 10-K for the year ended December 31, 2013, filed with the SEC on April 15, 2014, and incorporated herein by reference.

(1)(H) DCB Financial Corp quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 15, 2014, and incorporated herein by reference.

(1)(I) DCB Financial Corp quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the SEC on August 14, 2014, and incorporated herein by reference.

(1)(J) DCB Financial Corp quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed with the SEC on November 14, 2014, and incorporated herein by reference.

(1)(K) DCB Financial Corp current reports on Form 8-K dated January 10, 2014 (filed with the SEC on January 13, 2014), May 29, 2014 (filed with the SEC on June 2, 2014), July 24, 2014 (filed with the SEC on August 15, 2014), and October 30, 2014 (filed with the SEC on November 4, 2014), and each of the foregoing incorporated herein by reference.

(1)(L) DCB Financial Corp amended current report on Form 8-K/A dated May 23, 2013, filed with the SEC on July 31, 2014, and incorporated herein by reference.

(1)(M) The description of DCB Financial Corp common shares, which is contained in the current report on Form 8-K dated June 18, 2004 (filed with the SEC on June 18, 2004), or contained in any subsequent amendment or report filed for the purpose of updating such description, and incorporated herein by reference.

(1)(N)* Form of Email Communication to Eligible Option Holders Regarding Schedule of Information Sessions.

(1)(O) Form of Email Notice to Eligible Option Holders Regarding Extension of Offer to Exchange.

(b)	Not applicable.

(d)	(1) DCB Financial Corp 2014 Restricted Stock Plan is incorporated herein by reference to Appendix B of the Company’s definitive proxy statement for the 2014 special meeting of shareholders dated September 18, 2014 (filed with the SEC on September 18, 2014).

(2)* Form of Restricted Stock Award Notice pursuant to the DCB Financial Corp 2014 Restricted Stock Plan.

(3) DCB Financial Corp 2004 Long-Term Stock Incentive Plan is incorporated herein by reference to Appendix D of the Company’s definitive proxy statement for the 2004 annual meeting of shareholders dated April 14, 2004 (filed with the SEC on April 14, 2004).

(g) Not applicable.

(h) Not applicable.

* Previously filed.

The SEC file number for any filings incorporated by reference is 000-22387. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s Internet site at http://www.sec.gov.